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                     HOSPITALITY MARKETING CONCEPTS INC.
                          15751 Rockfield Boulevard
                          Irvine, California 92718

                               June 8, 2000

VIA EDGAR

Securities and Exchange Commission
Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  Hospitality Marketing Concepts Inc.
          Registration Statement on Form S-1 (File No. 333-56201)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Hospitality Marketing Concepts Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission (the "Commission") for withdrawal of the above referenced Registration Statement, effective as of the date hereof or at the earliest practical date. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on June 5, 1998.

The last amendment to the Registration Statement was filed on August 4, 1998. The Registration Statement has not been updated since such filing. The market conditions are such that an underwritten public offering of Registrant's common stock will not be consummated. Therefore, the Registrant will not seek to have the Registration Statement declared effective and hereby requests that it be withdrawn. The Registrant has not offered or sold any securities pursuant to the above referenced Registration Statement. The Registrant understands that the filing fee for the Registration Statement will not be returned to it.

Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state
"Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement to the undersigned at the above address, with a copy to Tamara Powell Tate, Morrison & Foerster LLP, 19900 MacArthur Blvd., Irvine, CA 92612.

Please feel free to contact the undersigned at (949) 454-1800 if you have any questions or comments.

                                       Respectfully,

                                       HOSPITALITY MARKETING CONCEPTS INC.

                                       By:  /s/ MOKHTAR RAMADAN
                                          --------------------------------
                                          Mokhtar Ramadan
                                          Chief Executive Officer

cc: Tamara Powell Tate, Esq.